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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SRS LABS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

78464M106
(CUSIP Number of Class of Securities)

Ulrich Gottschling
Chief Financial Officer, Treasurer and Secretary
SRS Labs, Inc.
2909 Daimler Street
Santa Ana, CA 92705
(949) 442-1070
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

Copies to:
Ellen S. Bancroft, Esq.
J.R. Kang, Esq.
Dorsey & Whitney LLP
38 Technology Drive, Suite 100
Irvine, CA 92618
(949) 932-3600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000.00	$393.00
*
Estimated solely for purposes of calculating the filing fee only. This amount is based on the purchase of 1,538,461 shares of common stock at the maximum tender offer price of $6.50.

**
The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 Schedule TO

        This Tender Offer Statement on Schedule TO relates to the offer by SRS Labs, Inc., a Delaware corporation (the "Company" or "SRS"), to purchase up to $10,000,000 in value of its common stock, $0.001 par value per share, at a purchase price not greater than $6.50 nor less than $5.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2008 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is SRS Labs, Inc., a Delaware corporation, and the address of its principal executive office is 2909 Daimler Street, Santa Ana, California 92705. The telephone number of its principal executive office is (949) 442-1070.

        (b)   The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

  •
  "Summary Term Sheet;"

  •
  "Introduction;"

  •
  Section 1 ("Number of Shares; Purchase Price; Proration");

  •
  Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 7 ("Conditions of the Offer");

  •
  Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 14 ("Material U.S. Federal Income Tax Consequences"); and

  •
  Section 15 ("Extension of the Tender Offer; Termination; Amendment").

        (b)   The information in the "Introduction" to the Offer to Purchase and in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (b) and (c)(1)-(10)  The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section 7 ("Conditions of the Tender Offer") is incorporated herein by reference.

        (d)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   and (b) The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Purchase under Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable

Item 11.    Additional Information.

        (a)   The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 10 ("Certain Information Concerning SRS"), Section 12 ("Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)*	Offer to Purchase dated August 29, 2008
(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9)
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)
Press Release, dated August 7, 2008, previously filed with the SEC as Exhibit 99.1 to the Company's Current Report on Form 8-K (Item 8.01) filed with the SEC on August 7, 2008, which is incorporated herein by reference.
(a)(5)(B)*	Press Release, dated August 29, 2008
(b)	Not applicable
(d)(1)
Employment Agreement dated July 1, 1996, between the Company and Thomas C.K. Yuen, previously filed with the SEC as Exhibit 10.8 to the Registration Statement on Form SB-2, specifically included in Amendment No. 1 to such Registration Statement filed with the SEC on July 3, 1996 (File No. 333-4974-LA) (the "Registration Statement Amendment No. 1"), which is incorporated herein by reference.
(d)(2)
Amendment to Employment Agreement dated as of March 14, 1997, between the Company and Thomas C.K. Yuen, previously filed with the SEC as Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, filed with the SEC on March 31, 1997, which is incorporated herein by reference.
(d)(3)
Employment Agreement dated July 1, 1996, between the Company and Alan D. Kraemer, previously filed with the SEC as Exhibit 10.11 to the Registration Statement Amendment No. 1, which is incorporated herein by reference.
(d)(4)
SRS Labs, Inc. Amended and Restated 1996 Long-Term Incentive Plan, as amended, approved April 27, 2005, previously filed with the SEC as Exhibit 10.5 to the Form 8-K filed with the SEC on May 3, 2005, which is incorporated herein by reference.
(d)(5)
SRS Labs, Inc. 2006 Stock Incentive Plan, as amended and restated, previously filed with the SEC as Appendix A to the definitive proxy statement on Schedule 14A filed with the SEC on April 25, 2008, which is incorporated herein by reference.
(d)(6)
SRS Labs, Inc. Amended and Restated 1996 Non-employee Directors Stock Option Plan, as amended, previously filed with the SEC as Appendix B to the Company's Definitive Proxy Statement dated and filed with the SEC on April 30, 2003, which is incorporated herein by reference.
(d)(7)
SRS Labs, Inc. 2005 Change in Control Protection Plan approved April 27, 2005, previously filed with the SEC as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 3, 2005, which is incorporated herein by reference.

(d)(8)
SRS Labs, Inc. Profit Sharing and Bonus Plan, as amended on June 20, 2007, previously filed with the SEC as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 25, 2007, which is incorporated herein by reference.
(g)	Not applicable
(h)	Not applicable

*
Filed herewith.

Item 13.    Information required by Schedule 13E-3

Not applicable

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRS LABS, INC.
By:	/s/ THOMAS C.K. YUEN Thomas C.K. Yuen Chairman of the Board, Chief Executive Officer and President

Dated: August 29, 2008

 EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(1)(A)*	Offer to Purchase dated August 29, 2008
(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9)
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press Release, dated August 7, 2008, previously filed with the SEC as Exhibit 99.1 to the Company's Current Report on Form 8-K (Item 8.01) filed with the SEC on August 7, 2008, which is incorporated herein by reference
(a)(5)(B)*	Press Release, dated August 29, 2008
(b)	Not applicable
(d)(1)	Employment Agreement dated July 1, 1996, between the Company and Thomas C.K. Yuen, previously filed with the SEC as Exhibit 10.8 to the Registration Statement Amendment No. 1, which is incorporated herein by reference
(d)(2)	Amendment to Employment Agreement dated as of March 14, 1997, between the Company and Thomas C.K. Yuen, previously filed with the SEC as Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, filed with the SEC on March 31, 1997, which is incorporated herein by reference
(d)(3)	Employment Agreement dated July 1, 1996, between the Company and Alan D. Kraemer, previously filed with the SEC as Exhibit 10.11 to the Registration Statement Amendment No. 1, which is incorporated herein by reference.
(d)(4)	SRS Labs, Inc. Amended and Restated 1996 Long-Term Incentive Plan, as amended, approved April 27, 2005, previously filed with the SEC as Exhibit 10.5 to the Form 8-K filed with the SEC on May 3, 2005, which is incorporated herein by reference
(d)(5)	SRS Labs, Inc. 2006 Stock Incentive Plan, as amended and restated, previously filed with the SEC as Appendix A to the definitive proxy statement on Schedule 14A filed with the SEC on April 25, 2008, which is incorporated herein by reference
(d)(6)	SRS Labs, Inc. Amended and Restated 1996 Non-employee Directors Stock Option Plan, as amended, previously filed with the SEC as Appendix B to the Company's Definitive Proxy Statement dated and filed with the SEC on April 30, 2003, which is incorporated herein by reference
(d)(7)	SRS Labs, Inc. 2005 Change in Control Protection Plan approved April 27, 2005, previously filed with the SEC as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 3, 2005, which is incorporated herein by reference
(d)(8)	SRS Labs, Inc. Profit Sharing and Bonus Plan, as amended on June 20, 2007, previously filed with the SEC as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 25, 2007, which is incorporated herein by reference
(g)	Not applicable
(h)	Not applicable

*
Filed herewith.

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CALCULATION OF FILING FEE
Schedule TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits
  Item 13. Information required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX